Remarks by:    Stephen C. Tobias
                       Executive Vice President - Operations
                       Norfolk Southern Corporation

        Before the:    American Railroad Conference
                       Palm Springs, California
                       October 24, 1996

             Good evening. David Goode extends his regrets for missing this engagement. He felt very strongly that this conference is an important forum for key industry issues as we manage change in our industry. However, as you can imagine, his agenda has quickly become crowded, and I am delighted he ask me to represent him.

             I know you'll bear with me if I take this opportunity to present Norfolk Southern's case for combining with Conrail, because I believe it goes to the heart of this conference -- customers -- service.

             So   just what is going on in the East?  And more
        importantly what does it mean to the shipping community?

             As you no doubt know, NS is offering $100 per share, all cash for CR. This is cash up front, with all shares held in a voting trust. This is great news for Conrail shareholders. It s also good news for employees and customers of both NS and CR.

             We have thought long and hard about this opportunity. We know Conrail's operations and markets. And over the past few years, we have partnered with Conrail on a number of initiatives to more closely integrate our operations and marketing to offer better service to customers of both lines. While these joint projects have been successful, we have long believed that the strengths of both railroads could be best leveraged by joining forces. We have been ready to move for some time, but Conrail was not. Clearly, however, the time is now right.

             We believe and others agree that NS is the best strategic partner for Conrail. The combination will enable us to build upon our strengths and existing partnerships and expand upon the joint initiatives we have already undertaken.

             With Conrail, we can extend our historical dedication to safety, operating results and service to more customers, more locations, more employees and more stockholders.

             Not only will the combination provide Norfolk Southern with greater opportunities for growth and improved
        efficiency   it will give our customers better access to the
        Northeast and improve single line coverage in the East. For Conrail shareholders, it offers the highest value at the lowest risk. For Conrail employees, it provides a
        combination with the safest railroad   and exciting
        prospects for growth and job opportunities, in short-security.

             The implications of the Conrail battle go further than the three companies involved.

             It marks a fundamental point of decision for the rail industry.

             Do we want a single railroad to dominate half the country? Or do we want strong, balanced competition throughout the country that fosters growth as is the case in the west, where UPSP and BNSF are almost evenly matched.

             I would argue balanced competition -- like we believe NS/CR will promote -- leads to a stronger, healthier overall rail system.

             Railroads could consolidate in a way where if customers wanted to ship, they would have to ship on the railroad s terms. But then, all that would be left would be the customers who had no other choice but to ship by rail.

             Instead, our object is to have the customers chose, no -- demand rail service, as their preferred way of shipping goods, rather than rail as the rock-bottom cheapest mode available, or because their commodity cannot be hauled any other way.

             Customers have lost their tolerance for interchange delays, split responsibility for shipments, the lack of a single point of contact -- this is why I think we need, and will see, more consolidations -- but our own conduct in proposing and executing these consolidations as an industry will determine whether or not we succeed or fail.

             Mergers are an opportunity to continue to reduce our costs, to create new and improved routes, to inaugurate new services, to put traffic on the railroad that is currently on the highway or the river, to expand our ports. It means creating bigger companies, but companies whose willingness and ability to compete is just as great as their size. For Norfolk Southern, a merger with Conrail is an opportunity to become a viable competitor in the Southeast to Northeast lanes where CSX -- because they have single line service -- has an advantage.

             And if promoting that competition means actually listening to shipper requests for additional carrier choice, so be it. That is the price of consolidation.

             But if we allow mergers to result in a single railroad that dominates major industrial centers, we are undermining ourselves. Consolidations that strengthen competitors and competition and improve service not only benefit existing customers, but attract new customers to the rails.

             CSX and Norfolk Southern recently competed head-to-head to locate Ford s new Mixing Centers -- a dramatic improvement in automotive shipping by rail -- on our railroads. Norfolk Southern fared well in the competition -
        - we were awarded all four mixing centers -- but that competition yielded major benefits to the customer, in price and in service, and to Norfolk Southern in many additional car loads. Promoting customer choice and competition is why Norfolk Southern is willing to expand competition in the New York area.

             If we use mergers as a vehicle to limit customer choice, to constrain shipping options, we are hurting our industry. New routes and new markets mean new services. We think we can take a lot of trucks off of I 95 with direct Philadelphia and Baltimore service to the Southeast. And I am just as sure that CSX, which already has direct routes between these cities, will be fighting for that same business.

             If we use mergers just to provide more efficient service, and in the process lose touch with our customers, we are hurting ourselves. A focus on service, innovation, and most importantly, safety, is what will eventually sustain this industry long after we have wrung out the last merger-related cost-savings.

             Railroads have a good winning streak going. The smooth approval process of both the BN/SF and UP/SP merger demonstrates that. But many shippers are dissatisfied with their level of service and the responsiveness of their railroads.

             We have the opportunity to satisfy, to delight those shippers, by using consolidations to strengthen competition and competitors, not to create dominance. We need to use these consolidations to achieve levels of performance so superior that the shipping public demands our service. We have the capabilities, and now we have the opportunities. It is up to us to make the most of them.

             The CSX/CR transaction is simply unacceptable from the standpoint of an overall competitive rail network in the East. The overwhelming market dominance and single-line monopoly of the CSX proposal fails to match up with the relative competitive equity of a Norfolk Southern-Conrail
        combination   and the creation of an eastern rail system
        comparable to that now created in the West.

             We are confident that we can obtain regulatory approval of this combination because we are committed to maintain a balanced, competitive rail system.

             To sum up, the transaction we are proposing is better for shippers, for Conrail and Norfolk Southern shareholders, for employees of both railroads, for the communities both systems serve, and for the public interest.

             I am convinced our proposal will ultimately serve the industry and the customers better, and I ask for your support as we bring together a winning combination, that promotes growth, our industry's foundation for the future.

             I appreciate the opportunity to address you and hope that my thoughts will have some import in tomorrow's agenda.